EXHIBIT 99.1

mCloud Enables the Digital Oilfield with World's First Fully Integrated Mobile Connected Worker Solution

AssetCare Mobile Now Available and in Deployment with First Customers as All-in-One Software and Headset Solution Ready to Deploy Out of the Box

SAN FRANCISCO, May 3, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions, today announced the first all-in-one connected worker solution enabling the "digital oilfield" and enhancing the productivity and safety of field workers across the energy industry, ready for deployment "out of the box."

mCloud will showcase the solution, called AssetCare Mobile™, in action at the IQPC Oil and Gas Connected Worker Summit in Houston, Texas May 3-5, 2022. Vincent Higgins, mCloud's President, Oil and Gas Digitization, will keynote the event, sharing his views on the role of digitalization in the future of work.

Delivered in partnership with Moziware, the creators of the world's first pocket-sized, voice-activated, hands-free head-worn display, AssetCare Mobile provides everything, including all the hardware, software and support industrial workers need to get straight to work. AssetCare Mobile is offered on a simple subscription with plans as low as US$99 per month on 36-month terms.

With AssetCare Mobile, connected workers in the field can instantly access critical asset information in real-time; communicate and collaborate with experts and other co-workers remotely; easily share photos and videos of equipment requiring repair; digitize processes and workflows such as operator rounds and field inspections; and work more safely in hazardous environments.

Based on field trials with AssetCare Mobile customers in live field settings, mCloud estimates companies can expect to see up to:

  30% faster work order and task completion
  98% reduction in back-office turnaround
  96% in jobs completed accurately the first time
  15% improvement in wrench time

AssetCare Mobile integrates seamlessly with existing IT, OT, and enterprise systems. AssetCare Mobile also works on any device, including tablets, smartphones and other headsets, enabling organizations to implement the solution immediately. mCloud offers future-proofing with select AssetCare Mobile subscriptions, enabling customers to receive upgrades to mobile hardware, ensuring access to the latest mobile devices on the market.

"AssetCare Mobile is the only connected worker solution that's ready for the digital oilfield, giving workers all the tools they need to complete complex tasks in the field efficiently and safely," said Higgins. "We are incredibly excited to be first-to-market and already deploying to digital oilfield customers in the United States with the world's first connected worker solution that brings together all of the capabilities industrial customers are looking for in one convenient package."

"With our ability to deploy in any industrial field setting and work on any device, including the incredible Moziware Cimo, AssetCare Mobile is the world's most versatile connected worker solution, bringing people and information together no matter where they are, so your workforce can get every job done right – the first time," Higgins added. "The future of connected work has arrived."

Every AssetCare Mobile subscription includes everything a worker needs to be connected and ready to do their jobs, including:

  Next-gen Moziware CIMO hands-free headset
  36-month subscription to AssetCare Mobile
  Headband, hard hat clips and charging cable
  Video calling capabilities
  Digital forms for capturing field data
  Pre-loaded voice-activated apps
  Complementary onboarding, training and 24/7 support

Those interested in AssetCare Mobile are invited to visit assetcare.mcloudcorp.com/mobile/ to learn more.

mCloud is pleased to offer a 20% discount with code MCLOUD20 on last-minute registrations for the IQPC Oil and Gas Connected Worker Summit at www.oilandgasiq.com/events-the-connected-worker.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:https://www.prnewswire.com/news-releases/mcloud-enables-the-digital-oilfield-with-worlds-first-fully-integrated-mobile-connected-worker-solution-301538073.html

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/03/c4347.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 03-MAY-22